UNI
SECURITIES AND.
Washington, D.C. 20549

11019851

RECEIVED
2011 FEB 28 PM 3:00
SEC / TM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 41161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millenco LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams (212)841-4125
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

AB 3/16

OATH OR AFFIRMATION

I, Robert A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millenco LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANESSA SORO
Notary Public - State of New York
No. 01SO6155464
Qualified in New York County
My Commission Expires Nov. 13, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Millenco LLC

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Millenco LLC

We have audited the accompanying statement of financial condition of Millenco LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millenco LLC at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2011

Millenco LLC

Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets		
Receivable from brokers, dealers and clearing organizations, net	$	927,626
Securities owned, at fair value		2,922,452
Securities borrowed		558,629
Other assets		9,006
Total assets	$	4,417,713
Liabilities and member's capital		
Securities sold, not yet purchased, at fair value	$	2,772,685
Securities loaned		404,700
Payable to Millennium Partners, L.P.		71,373
Other liabilities		4,800
Total liabilities		3,253,558
Member's capital		1,164,155
Total liabilities and member's capital	$	4,417,713

See accompanying notes to statement of financial condition.

1. Organization

Millenco LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"), NYSE Amex Equities LLC and NASDAQ. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing organizations.

Integrated Holding Group LP (the "Parent"), a wholly owned subsidiary of Millennium Partners, L.P. ("MLP"), is the sole member of the Company.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Transactions in securities are recorded on a trade date basis. Interest and dividends are accounted for on an accrual basis. Related receivables and payables are included in other assets and other liabilities in the statement of financial condition.

Securities owned, securities sold, not yet purchased and derivative financial instruments are recorded at fair value on a trade date basis. Securities owned may be pledged to the clearing organizations on terms which permit them to sell or re-pledge the securities to others subject to certain limitations.

Included in other assets in the statement of financial condition are preferred shares owned by the Company through joint back office arrangements with its clearing organizations and are recorded at cost of $110, which approximates fair value. As an owner of the preferred shares, the Company receives an exemption from Regulation T.

2. Significant Accounting Policies (continued)

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The fair value of the Company's assets and liabilities, which qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition.

On January 21, 2010, the FASB released Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures About Fair Value Measurements*, which requires enhanced disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures related to the fair valuation of Level 3 instruments, which will be effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted ASU 2010-06 on January 1, 2010 and the currently required enhanced disclosures are included herein. Since these amended principles require only additional disclosures concerning fair value measurements, the adoption did not and will not affect the Company's financial condition.

3. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. A fair value measurement also assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

3. Fair Value of Financial Instruments (continued)

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities that are measured at fair value is as follows:

Equity securities are generally valued based on last sale prices from the exchange. To the extent that these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2.

Listed derivatives such as options and futures that are actively traded are generally valued on closing prices or settlement prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

3. Fair Value of Financial Instruments (continued)

The following tables summarize the Company's assets and liabilities carried at fair value within the fair value hierarchy levels as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities				
Basic Materials	$ 177,698	$ –	$ –	$ 177,698
Communications	263,047	–	–	263,047
Consumer, Cyclical	372,168	–	–	372,168
Consumer, Non-Cyclical	549,559	–	–	549,559
Diversified	1,044	–	–	1,044
Energy	303,395	–	–	303,395
Financial	397,740	–	–	397,740
Industrial	404,839	–	–	404,839
Technology	346,206	–	–	346,206
Utilities	105,409	–	–	105,409
Total Equities	2,921,105	–	–	2,921,105
Debt Instruments				
Communications	–	–	46	46
Total Debt Instruments	–	–	46	46
Options				
Financial	1,301	–	–	1,301
Total Options	1,301	–	–	1,301
Futures				
Interest Rate	1	–	–	1
Currency	3	–	–	3
Commodity	142	–	–	142
Equity Index	175	–	–	175
Total Futures	321	–	–	321
Total	$ 2,922,727	$ –	$ 46	$ 2,922,773

3. Fair Value of Financial Instruments (continued)

	Liabilities at Fair Value as of December 31, 2010			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities				
Basic Materials	$ 185,772	$ –	$ –	$ 185,772
Communications	247,314	35	–	247,349
Consumer, Cyclical	351,349	–	–	351,349
Consumer, Non-Cyclical	502,629	–	–	502,629
Diversified	1,280	–	–	1,280
Energy	295,497	–	–	295,497
Financial	416,577	–	–	416,577
Industrial	357,550	–	–	357,550
Technology	325,713	–	–	325,713
Utilities	88,969	–	–	88,969
Total Equities	2,772,650	35	–	2,772,685
Futures				
Interest Rate	93	–	–	93
Currency	48	–	–	48
Commodity	69	–	–	69
Equity Index	14	–	–	14
Total Futures	224	–	–	224
Total	$ 2,772,874	$ 35	$ –	$ 2,772,909

3. Fair Value of Financial Instruments (continued)

The following table summarizes the changes in the Company's level 3 assets for the year ended December 31, 2010:

	Level 3 Assets Year Ended December 31, 2010		
	Equities	Bonds	Total
Balance, beginning of year	$ 564	$ 1,507	$ 2,071
Net realized (losses)	(56)	(1,065)	(1,121)
Net change in unrealized gains/(losses)	-	1,254	1,254
Purchases, sales & settlements	(508)	(1,650)	(2,158)
Transfers in and/or out of Level 3	-	-	-
Balance, end of year	$ -	$ 46	$ 46

4. Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations, net represents fair value of futures, net cash and margin debt balances deposited with the Company's brokers, dealers and clearing organizations, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2010. Amounts are reported on a net-by-broker basis to the extent that the netting criteria under GAAP have been met. The cash on deposit is included in receivable from brokers, dealers and clearing organizations, net on the statement of financial condition. The cash at the clearing organizations related to securities sold short is restricted.

The Company had margin requirements for futures contracts of $9,435 at December 31, 2010, which were satisfied by cash on deposit.

A source of the Company's short-term financing is provided by its brokers, dealers and clearing organizations from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

5. Related Party Transactions

Certain affiliates provide trading and accounting services and incur other administrative expenses on the Company's behalf without charge. In addition, MLP advances funds to the Company. These non-interest bearing advances totaled $71,373 at December 31, 2010 and are payable upon demand.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2010, the Company had net capital of $401,971 which exceeded its requirement by $401,721.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under arrangements with clearing organizations, the Company is required to maintain certain minimum levels of capital. At December 31, 2010, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

The Company accounts for income taxes under ASC 740, *Income Taxes,* which provides guidance related to the evaluation of uncertain tax. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the

7. Income Taxes (continued)

applicable tax authority. Tax positions not deemed to meet a "more likely than not" threshold would be recorded as a tax expense in the current year. The Company would account for interest and penalties as a component of tax expense. As of December 31, 2010, the tax years that remain subject to examination (under the statute of limitations) by the Internal Revenue Service are from the year 2007 forward while other tax jurisdictions may have longer periods. The Company has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure in the statement of financial condition.

8. Derivative Financial Instruments and Commitments

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

In the normal course of business, the Company enters into derivative transactions, which include the following financial instruments:

> Futures contracts are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements.
>
> Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts for proprietary trading purposes and to act as economic hedges to manage risk exposures. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the Company may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

Credit risk is the risk that counterparties may fail to fulfill their obligations or that the collateral value becomes inadequate. The Company attempts to minimize its credit risk by monitoring the credit exposure with, and the creditworthiness of, counterparties.

8. Derivative Financial Instruments and Commitments (continued)

The following table sets forth the Company's fair value and the notional amount of derivative contracts at December 31, 2010. The notional amounts disclosed below indicate the volume of the Company's derivative activities.

	Assets		Liabilities	
	Fair Value[1]	Notional[2]	Fair Value[1]	Notional[2]
Equity Index Contracts				
Futures	$ 175	$ 128,084	$ 14	$ 10,936
Options	1,301	1,301	–	–
Total Equity Index Contracts	1,476	129,385	14	10,936
Currency Contracts				
Futures	3	5,733	48	11,842
Total Currency Contracts	3	5,733	48	11,842
Interest Rate Contracts				
Futures	1	55,867	93	65,605
Total Interest Rate Contracts	1	55,867	93	65,605
Commodity Contracts				
Futures	142	19,242	69	7,323
Total Commodity Contracts	142	19,242	69	7,323
Total	$ 1,622	$ 210,227	$ 224	$ 95,706

(1) The fair value of futures is included in receivable from brokers, dealers and clearing organizations and the fair value of options is included in securities owned in the statement of financial condition.

(2) The Company uses fair value as notional amounts to indicate the volume of the Company's trading activities for options.

8. Derivative Financial Instruments and Commitments (continued)

The Company clears its securities transactions through major financial services firms. Trades pending at December 31, 2010 were settled without adverse effect on the Company's financial condition.

9. Subsequent Events

Subsequent events were evaluated through February 23, 2011, which is the date the Company's statement of financial condition was available for issuance. There are no subsequent events that require disclosure under ASC 855, *Subsequent Events.*

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STATEMENT OF FINANCIAL CONDITION

Millenco LLC
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG